SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                         AMENDMENT NO. 2

                               TO

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended

                Latin America Holding I, Limited
                  ____________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:



    Thomas C. Havens, Esq.      Frederick F. Nugent, Esq.
    Jones, Day, Reavis & Pogue  Entergy Enterprises, Inc.
    222 East 41st Street        c/o Entergy Wholesale Operations
    New York, New York 10017    20 Greenway Plaza
                                Houston, Texas 77046

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), hereby notifies the Securities and Exchange Commission that Latin America Holding I, Limited ("LAHI") relinquishes its status as a subsidiary of Entergy which is a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended, due to the sale by Entergy to Southern Cone Power Ltd. of all of its interests in FUCOs held by LAHI.

                            SIGNATURE


     The undersigned company has duly caused this amendment to be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                              ENTERGY POWER DEVELOPMENT
                              CORPORATION


                              By:   /s/ Joseph L. Blount
                                 Joseph L. Blount
                                 Vice President and Secretary
Dated:  July 15, 2002